UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Argon ST, Inc.
(Name of Subject Company)

Vortex Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
The Boeing Company
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

040149106
(CUSIP Number of Class of Securities)

Michael F. Lohr
Vice President, Corporate Secretary and Assistant General Counsel
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596
(312) 544-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$882,370,033.50	$62,912.99

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $34.50 per share by 25,575,943 shares of Argon ST, Inc. common stock, which is the sum of (a) 22,076,636 shares of common stock outstanding (including 75,321 unvested restricted shares), (b) 3,359,932 shares of common stock authorized and reserved for issuance under equity incentive plans (including options to purchase 1,635,720 shares of common stock and restricted stock units with respect to 406,233 shares of common stock) and (c) 139,375 outstanding cash-settled stock appreciation rights linked to the value of shares of common stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,912.99	Filing Party: Vortex Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: July 8, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 1 and any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) Vortex Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Argon ST, Inc., a Delaware corporation (“Argon”), at a purchase price of $34.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).
Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Items 5, 6, 7 and 11.	Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; and Additional Information.
Items 5, 6, 7 and 11 of the Schedule TO are hereby amended and supplemented as follows:
The information set forth in the section of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” is hereby amended and supplemented by replacing the paragraphs under the heading “Retention and Non-Competition Agreements” with the following paragraphs:
     “The Company agreed in the Merger Agreement to use its reasonable best efforts to obtain, as soon as possible after the date of the Merger Agreement, executed retention and non-competition agreements (the “Retention Agreements”) with each of Terry L. Collins, Kerry M. Rowe, W. Joseph Carlin and Michael J. Hettmann. On July 7, 2010 and July 8, 2010, Parent entered into the Retention Agreements with Dr. Collins and Messrs. Rowe, Carlin and Hettmann, who we refer to as the “executives,” and pursuant to which, among other things, each executive has agreed to accept a position with Parent or one of its subsidiaries or affiliates.
     The following summary of certain provisions of the Retention Agreements is qualified in its entirety by reference to the Retention Agreements themselves, which are incorporated herein by reference. We have filed copies of the Retention Agreements as Exhibits (d)(6), (d)(7), (d)(8) and (d)(9) to the Schedule TO. Stockholders and other interested parties should read the Retention Agreements for a more complete description of the provisions summarized below.
     Subject to the conditions of the Retention Agreements, each executive is eligible to receive an incentive bonus payment in the amounts detailed in the Retention Agreements attached to this Schedule TO.
     50% of the incentive bonus payments to Dr. Collins and Mr. Rowe is contingent upon the executive remaining continuously and actively employed by Parent or its subsidiaries or affiliates on a full-time basis, in good standing, and in the role currently held at the Company or any other role to which Parent or its subsidiaries or affiliates subsequently assigns them (we refer to this portion of the incentive bonus payments as the “individual incentive bonus”). The individual incentive bonus will vest according to the following schedule:
•	25% of the individual incentive bonus will vest 12 months after the completion of the Merger and will be paid within 60 days thereafter; and

•	the remaining 75% of the individual incentive bonus will vest 24 months after the completion of the Merger and will be paid within 60 days thereafter.

     The remaining 50% of the incentive bonus payments to Dr. Collins and Mr. Rowe, and 100% of the incentive bonus payments to Messrs. Carlin and Hettman, are contingent upon the executive meeting the performance goals set by the executive’s manager (this portion of the incentive bonus payments being referred to as the “performance bonus”), and will vest according to the following schedule:
•	if the performance goals set by the executive’s manager are met for the first year after the completion of the Merger, 25% of the performance bonus will vest 12 months after the completion of the Merger and will be paid within 60 days thereafter; and

•	if the performance goals set by the executive’s manager are met for the second year after the completion of the Merger, the remaining 75% of the performance bonus will vest 24 months after the completion of the Merger and will be paid within 60 days thereafter.
     In addition to meeting the performance goals discussed above, the incentive bonus payment is also contingent upon:
•	the completion of the transactions contemplated in the Merger Agreement;

•	the executive not being subject to any formal warnings or disciplinary procedures regarding conduct or performance;

•	the executive maintaining the terms of the applicable Retention Agreement in confidence, subject to certain exemptions;

•	the executive not taking any action that Parent or its subsidiaries or affiliates reasonably determines is adverse or known to be potentially adverse to Parent or its subsidiaries or affiliates; and

•	the executive successfully completing any required background queries or investigations and maintaining security clearance as needed in the executive’s role or as requested by Parent or its subsidiaries or affiliates.
     In addition, for a period until the later of (i) two years following the completion of the Merger or (ii) one year after the executive ceases to be an employee or consultant for Parent or its subsidiaries or affiliates (but no later than five years after the completion of the Merger), each executive has agreed not to, directly or indirectly, whether as principal, agent, owner, employee, stockholder, partner, member, manager, independent contractor, advisor, consultant or in any other capacity:
•	(i) employ or retain any person who is as of the completion of the Merger, or was during the six month period prior to the completion of the Merger, an employee of Parent or its subsidiaries or affiliates or otherwise employed or engaged by Parent or its subsidiaries or affiliates; (ii) solicit for employment or retention, knowingly assist in soliciting for employment or retention of, or otherwise seek to influence or induce to leave the employment or service of Parent or its subsidiaries or affiliates, any person who is as of the completion of the Merger, or was during the six month period prior to the completion of the Merger, employed or otherwise engaged by Parent or its subsidiaries or affiliates; or (iii) solicit for employment or retention, knowingly assist in soliciting for employment or retention of, or otherwise seek to influence or induce to leave the employment or service of Parent or its subsidiaries or affiliates, any person who is employed by or otherwise serving Parent or its subsidiaries or affiliates;

•	communicate with, seek to influence, terminate, modify, alter or interfere with any existing relationship of Parent or its subsidiaries or affiliates with any landlord, supplier, creditor, consultant, distributor, customer, vendor or governmental entity, in any case in any manner adverse to Parent or its subsidiaries or affiliates, known by the executive to be potentially adverse to Parent or its subsidiaries or affiliates, or on matters the executive should have reasonably known would be adverse to Parent or its subsidiaries or affiliates; or

•	engage in the design and/or development of hardware and/or software for terrestrial, sea (surface or subsurface) or space application for the purpose of providing signal processing or analysis, radio frequency, wave propagation analysis, direction finding, geo-location, precision navigation and timing, interference or co-channel mitigation similar to the business engaged in by the Company or its subsidiaries.
     In the event of the death or long-term disability of Dr. Collins or Mr. Rowe, such executive will be entitled to a pro rata portion of the individual incentive bonus. In the event of the death, long-term disability or involuntary layoff of Messrs. Carlin or Hettmann, such executive will be entitled to a pro rata portion of the performance bonus. In the event that Dr. Collins’s or Mr. Rowe’s employment is terminated by Parent or its subsidiaries or affiliates other than for cause (as defined in the Retention Agreements) or such executive resigns for good reason (as defined in the Retention Agreements), such executive will be entitled to a lump sum severance payment equal to any portion of the individual incentive bonus that has not been paid as well as to an amount equal to a number of months of COBRA payments as specified in the applicable Retention Agreement, provided that such executive signs a release of claims against Parent and certain other parties. Should Dr. Collins’s or Messrs. Rowe’s, Carlin’s or Hettmann’s employment with Parent or its subsidiaries or affiliates terminate for any other reason prior to the completion of the period for which incentive bonus payments are earned, including any applicable extension, such executive will not be entitled to any portion of the incentive bonus payments.
The Retention Agreements supersede and terminate any and all prior employment, severance and (with respect to Dr. Collins and Mr. Rowe) change-in-control agreements that exist between the executives and Parent and the Company.”
Item 11. Additional Information.
The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the second sentence of the second paragraph under the heading “Retention and Non-Competition Agreements” with the following sentence:
     “Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 8, 2010.”
Item 12. Exhibits.
Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(d)(6)	Retention and Non-Competition Agreement, dated July 7, 2010, between The Boeing Company and W. Joseph Carlin

(d)(7)	Retention and Non-Competition Agreement, dated July 7, 2010, between The Boeing Company and Terry L. Collins

(d)(8)	Retention and Non-Competition Agreement, dated July 7, 2010, between The Boeing Company and Michael J. Hettmann

(d)(9)	Retention and Non-Competition Agreement, dated July 8, 2010, between The Boeing Company and Kerry M. Rowe

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2010

Vortex Merger Sub, Inc.

By:	/s/ John M. Meersman

Name:	John M. Meersman

Title:	President

The Boeing Company

By:	/s/ Michael F. Lohr

Name:	Michael F. Lohr

Title:	Vice President, Corporate Secretary and Assistant General Counsel